Exhibit 99.1

Nymox Pharmaceutical Corporation
9900 Cavendish Blvd., Suite 306
St. Laurent, QC, Canada H4M 2V2
Tel. 514-332-3222

April 21, 2014

BY EDGAR

Securities and Exchange Commision

Subject: Nymox Pharmaceutical Corporation (the “Issuer”)
Re-filing its Management Proxy Circular (the “Circular”)

Dear Sirs,

The Issuer has re-filed the Circular concerning the meeting being held on June 19, 2014, due to the following clerical error. Please note that the reference in the Notice of Annual General Meeting of the Shareholders to April 21, 2014 as the record date, should be, and is hereby replaced by, April 28, 2014.

Should you have any questions, please do not hesitate to communicate with the undersigned.

Sincerely,

/s/ Andre Monette
Andre Monette
Chief Financial Officer